UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34295

SIRIUS XM HOLDINGS INC. 1

(Exact name of registrant as specified in its charter)

1221 Avenue of the Americas, 35th Floor, New York, NY 10020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

1 On September 9, 2024, Sirius XM Holdings Inc. (“Old Sirius”) and Liberty Media Corporation (“Liberty”) consummated a series of transactions pursuant to which Liberty separated the Liberty SiriusXM Group from Liberty by means of a redemptive split-off of Liberty Sirius XM Holdings Inc. (“New Sirius”). Radio Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of New Sirius then merged (the “Merger”) with and into Old Sirius as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2023, by and among Old Sirius, Liberty, New Sirius and Merger Sub, as amended by the First Amendment to the Agreement and Plan of Merger, dated June 17, 2024, by and among Old Sirius, Liberty, New Sirius and Merger Sub. As part of the Merger, New Sirius was renamed Sirius XM Holdings Inc. and Old Sirius was renamed Sirius XM Inc. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Sirius, which is now a wholly-owned subsidiary of New Sirius, under the Exchange Act, and does not affect the reporting obligations of New Sirius, which is the successor to Old Sirius under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sirius XM Holdings Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SIRIUS XM HOLDINGS INC.

Date: September 9, 2024	By:	/s/ Patrick L. Donnelly
	Name:	Patrick L. Donnelly
	Title:	Executive Vice President, General Counsel and Secretary